United States Securities and Exchange Commission
                             Washington, D.C. 20549


                                   FORM 10-SB


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
           Under Section 12(g) of the Securities Exchange Act of 1934


                               AR Associates, Inc.
                 (Name of Small Business Issuer in Its Charter)


           Nevada                                                  88-0283060
(State or Other Jurisdiction of                                (I.R.S. Employer
Incorporation or Organization)                               Identification No.)



                  617 Cherry Street, Suite 206, Sumas, WA 98295
               (Address of Principal Executive Offices) (Zip Code)


                                 (360) 988-6101
                (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Exchange Act:      None



Securities to be registered under Section 12(g) of the Exchange Act:


     Title of Each Class to be so registered:    Common Stock ($0.001 Par Value)


     Name of Each Exchange on Which Each Class is to be Registered          None

                                TABLE OF CONTENTS

                                                                            Page
                                     PART I


Item 1.  Description of Business...............................................1
Item 2.  Management's Discussion and Analysis or Plan of Operation.............5
Item 3.  Description of Property...............................................8
Item 4.  Security Ownership of Certain Beneficial Owners and Management........8
Item 5.  Directors, Executive Officers, Promoters and Control Persons.........10
Item 6.  Executive Compensation...............................................11
Item 7.  Certain Relationships and Related Transactions.......................12
Item 8.  Description of Securities............................................12



                                     PART II


Item 1   Market Price of and Dividends on the Registrants Common
         Equity and Other Shareholder Matters.................................13
Item 2.  Legal Proceedings....................................................14
Item 3.  Changes in and Disagreements with Accountants........................14
Item 4.  Recent Sales of Unregistered Securities..............................15
Item 5.  Indemnification of Directors and Officers............................15


                                    PART F/S

         Financial Statements.................................................15


                                    PART III


Item 1.  Index to Exhibits....................................................17

                                     PART I

Item 1.       Description of Business

Business Development

AR Associates, Inc. (the "Company"), was incorporated in Nevada on May 1, 1992, to develop television pilots to be sold to studios, networks or other appropriate entities for the purpose of being picked up to be made into a television series. This business plan was never implemented and the original incorporators, Raymond Girard and Gary Vesperman, abandoned their attempt to develop the Company in 1997 when they sold all of their stock in the Company to George Munson and Wayne Lowes. Munson and Lowes did not actively become involved in the Company until its negotiations with Ultra Clear.

The Company's current operations surrounding the manufacture and distribution of windshield washer fluid and washer fluid dispensers are conducted through two entities. Ultra Clear Manufacturing and Distribution Ltd., is located in Vancouver, British Columbia, Canada ("Ultra Clear"), and is a wholly owned subsidiary. The subsidiary Ultra Clear was incorporated under the name of Crystal Green Resources, Inc. ("Crystal Green") in the province of British Columbia, Canada on April 28, 1992. On July 5, 1994, Crystal Green changed its name to Ultra Clear.

La Compagnie Ultra Clair Inc., is headquartered in Montreal, Quebec, Canada ("Ultra Clair"), and is related to AR through Ultra Clear's ownership of more than 95% of its outstanding equity. Ultra Clair was incorporated in Quebec, Canada on July 29, 1991.

Acquisition of Subsidiaries

Ultra Clear
AR Associates acquired 100% of the outstanding securities of Ultra Clear on March 30, 1999, pursuant to the Stock Exchange Agreement and Plan of Acquisition ("Exchange Agreement"), which is attached hereto as Exhibit 2 and incorporated herein by reference. Each share of Ultra Clear was exchanged for ten (10) shares of AR Associate's common stock, par value $0.001 ("Common Stock"). As Ultra Clear had 5,644,546 shares of common stock outstanding, the Company issued a total of 56,445,460 shares of Common Stock to the thirty-nine (39) record shareholders of Ultra Clear. The Articles of Exchange were filed with the Secretary of State of Nevada on March 30, 1999.

While the Company bought and currently owns all of Ultra Clear's outstanding equity, in 1997 Ultra Clear sold six (6) debentures for a total face value of CA$347,500 bearing 10% per annum, which are still outstanding and are convertible into Ultra Clear's common stock. If fully converted, the Debenture holders will be issued shares of Ultra Clear's common stock equaling approximately 22% ownership. For more information on the Ultra Clear debentures, see Part I, Item 8, Description of Securities.

Ultra Clair
On May 12, 1992, Ultra Clear, f/k/a Crystal Green, acquired franchises and licenses to operate as a vendor and distributor of Ultra Clair's products in British Columbia, Alberta, Manitoba and Saskatchewan pursuant to a Licensing Agreement, which is attached hereto as Exhibit 10(i)(b) and incorporated herein by reference, Ultra Clear paid Ultra Clair a deposit in the amount of $17,500 and agreed to make monthly payments in the amount of $1,895.83 commencing June 1, 1992 and continuing through and including May 1, 1994. Ultra Clair agreed to receive a royalty of $3.50 per windshield washer dispensing unit per month. Ultra Clear purchased Ultra Clair's outstanding equity in a series of purchase transactions over approximately five (5) years for a total purchase price of $151,118.

Business of Issuer

The business involves the sale and distribution of bulk window washer fluid to commercial fleet operators and retail clients employing the Ultra Clear fluid dispensers and bulk containers. The Ultra Clear windshield washer system involves washer fluid produced by Ultra Clear which is pump-dispensed through a nozzle containing a dispensing trigger and connected to a jug dispenser, containing up to 480 liters, or approximately 128 U.S. gallons, via hoses as long as 25 feet in length.

Ultra Clear has established operations in major cities in British Columbia, Alberta and Quebec. Mixing plants have been established in Calgary, Edmonton, Abbotsford and Montreal as a means of producing washer fluid to supply bulk dispensers located throughout each community. These plants are currently producing and shipping in excess of 4,000,000 liters per year to over 860 sites.

Description of Products

The Company formulates and produces windshield washer fluid, provides bulk dispensers to commercial and retail customers, and provides an ongoing fill-up and dispenser maintenance service. The Ultra Clear system dispenses directly into a vehicle's washer fluid reservoir and therefore avoids plastic containers and packaging materials associated with pallets of bottled liquids.

Windshield Washer Fluid

The washer fluid is formulated at mixing plants located in each market area. The fluid is a blended solution of water, surfactant and methanol, specifically designed to operate without freezing. The mixing specifications are altered in September and April due to seasonal temperature variations. The standard winter mix is designed to resist freezing to -45C. During the summer months the level of methanol is reduced and a bug removing formulation is added. At all times, the solutions are evaluated and closely monitored by the Company's employee delivery driver who mixes the product. Surfactant and methanol are widely available throughout the United States and Canada.

The Dispenser

Dispensing is accomplished through stand alone pumps. Generally, retail clients utilize our plastic "Jug" dispenser which can contain up to 480 liters, or approximately 128 U.S. gallons. These dispensers cost $630 to manufacture in a production run of 100 units and are leased for $140 - $210 per year, depending on volume. Commercial clients generally utilize larger volume, stand alone containers which can hold between 500 - 2,000 liters. These containers cost $470 to manufacture and are provided to larger volume customers at no cost. Every unit comes fully equipped with a 12-volt battery driven pump system, battery recharging system, filling hose, and nozzle.

All units are regularly refilled by Ultra Clear and are virtually maintenance free. The incidence of maintenance is every 15-18 months. The operational life of each unit is expected to be approximately 10 years. Any malfunctioning or damage sustained to a unit is easily repaired with a minimum of service interruption.

Product Distribution

The two features of Ultra Clear's windshield washer dispensing system are distributed separately to the Company's customers, the liquid product is distributed by single axle tanker trucks to customer locations, while the dispenser units are distributed by vans or pick-up trucks to customer locations. Operations in the cities of Montreal, Calgary, Edmonton, and Vancouver allow the Company to service in excess of 1,000 customers.

Industry

Ultra Clear's products are sold to commercial and retail customers. Commercial clients consist of fleet operators with high-volume needs, such as taxi companies, truck operators, bus lines, rent-a-car fleets, public transit, government agencies, etc. These users have installed the Ultra Clear system for the exclusive use of their vehicle operators. Retail customers are those companies who previously may have sold bottled washer fluid in 4 liter containers. The majority of customers in this category are; gas stations, car washes, oil change centers, etc.

Commercial customers are targeted because the Company believes its dispensing system allows fleet managers to maintain their vehicle washer fluid levels more efficiently and economically. The retailers are targeted because the Ultra Clear system offers a more efficient means of selling the fluid in bulk which will result in increased profit margins, and added convenience for their end user customers.

Competition

Ultra Clear does not face any direct competition to its dispensing system. The closest form of competition are several large chemical companies which provide 45 gallon drums of premixed fluid to commercial and industrial users. The Company believes its only other competition is purveyors of 4 liter containers. The largest supplier of washer fluid in Canada is Recochem Canada, a supplier of bulk fluid and 4 liter containers. Most washer fluid is marketed under individual brand names to gasoline companies and large retail stores, such as WalMart and Canadian Tire.

The Company believes the Ultra Clear systems possess competitive advantages in areas of in inventory control, handling, price and storage. Ultra Clear systems allow customers to purchase only what is required to fill up the vehicle's reservoir because of the pump dispenser and it eliminates the environmental problems stemming from disposal of 4 liter containers.

Low overhead and operating costs are consistently sought by Ultra Clear as each of Ultra Clear's plant locations are maintained by two employees, including plant operation, product distribution, and sales. The Company is aware of virtually no competition to its bulk pump-dispenser units. Most automotive service shops, including government agencies, rental car agencies and auto dealership service centers, have used the standard four-liter bottles to service their automotive fleets. Ultra Clear's bulk distribution system is believed to avoid the logistical problems of maintaining inventory and disposing of vast quantities of four-liter containers.

The current selling price is $.25 per liter for winter fluid and $.18 per liter for summer fluid. In summer months, the methanol content is reduced dramatically, however the gross profit remains fairly consistent at $.17 per liter as the only ingredients in the summer fluid are water, detergent, and a very small amount of methanol. In comparison, the price for washer fluid purchased in plastic 4 liter container, regardless of the time of year, varies between $1.40 and $2.45 per container, or $0.35 to $0.61 per liter.

Market Size and Share

Ultra Clear has established operations in British Columbia, Alberta and Quebec. In the next 12 months, in addition to increasing the market penetration of existing operations, it hopes to expand its operations into Saskatchewan, Manitoba, and Ontario, with a goal to achieve national representation within the next 60 months. In the event sales volumes increase in each existing and targeted site, marketing will be expanded to include cities and towns of smaller populations.

Existing penetration is approximately 7% of total estimated fluid volume requirements in the cities presently serviced. Commercial clients presently make up 60% of the annual fluid volume sales and this percentage is projected to remain constant through expansion growth. While average volumes vary from site to site, the average consumption, for both commercial and retail, is 4,500 liters per year per dispenser.

The Company estimates that the current washer fluid consumption in Canada is 600 million liters annually. Based on current penetration and expansion activities, including increased marketing, Ultra Clear hopes to obtain annual Canadian sales of 55 million liters within 60 months, which represents less than 10% of the estimated market and at the Company's current pricing equated to potential gross annual sales of $11 million.

Ultra Clear's bulk distribution has begun serving retail customers where the self-marketing bulk container sits directly on the islands of gas stations for easy fill-up service to the consumer. This market can host the most significant growth when the dispenser units are adapted with meters and possible coin-operated equipment to service the untapped self-serve facilities across the country.

This business approach can be adopted on a global basis. In addition, with such a large existing clientele and distribution network in place, the Company may seek other products that can be included in the delivery schedule, such as antifreeze and motor oil, although no such plans have been adopted or sought at this point.

The Company estimates that the current washer fluid consumption in the United States is 7 times that of Canada, or 4.2 billion liters annually. The Company hopes to expand into this market, specifically the Northeastern United States, although it currently does not possess the capital required for such expansion. A total of approximately $1.5 million has been estimated to be required for such expansion with such funds to be sought by independent investors, in either public or private securities transactions. The Company has no firm commitments to obtain any funds, may never obtain such funds and therefore may never expand as desired.

Intellectual Property

The Company's operations surround the development, production and sales of windshield washer fluid and dispenser systems trademarked under the name of Ultra Clear and Ultra Clair. The trademark "Ultra Clear" was registered March 12, 1996 and March 19, 1996 with the United States Patent and Trademark Office under registration numbers 1,961,237 and 1,962,603 respectively. The trademark registration certificates are attached hereto as Exhibit 10(i)(b)(2) and 10(i)(b)(3) and incorporated herein by reference. The trademark "Ultra Clair" was registered March 12, 1996 with the United States Patent and Trademark Office under registration number 1,961,236. The trademark registration certificate is attached hereto as Exhibit 10(i)(b)(1) and incorporated herein by reference.



Product Development

In the last two (2) years, the Company has spent less than$7,000 on research and development, partially because the Company believes the fluid and dispenser currently possess competitive advantages over other washer fluid producers. However, to ensure continued improvement of the Ultra Clear system, and acceptance by the marketplace, a number of product modifications and promotional activities are expected to be undertaken in the event the Company is successful in securing capital financing, including:

*    Design of a flow meter which conforms to Canada and U.S. standards.
*    A coin operated dispenser-provided as an option.
* Formulation of an anti-icing formula to be added to washer fluid allowing a driver to clear windshield without the need for hand scraping.

Regulatory Overview

Finished fluid product delivery is not regulated by any regulatory entity. The transportation of raw methanol in Canada is subject to "Transportation of Dangerous Goods" regulation. Compliance with this regulation, while not costly nor onerous, is consistently maintained by the Company. The Company experiences a nominal effect from the "Weights and Measures" regulation in compliance on their metering equipment. Finally, the Company is subject to compliance with training for "WHMIS," which stands for Workplace Hazardous Material Information Systems, which is Canadian legislation administered provincially via the Workers Compensation Board. It deals specifically with the labeling, handling and transporting of chemicals. All employees in direct contact with the product are required to complete a certified course. In the United States this is known as the "Employee Right to Know" regulation. Environmental regulations under Canadian law apply to the storage of raw methanol. Currently all of the Company's facilities are in compliance with such storage regulations.

Employees

The Company has two (2) full time employees and one (1) part time employee in Abbotsford, British Columbia; one (1) full time employee in Calgary, Alberta; one (1) full time employee in Edmonton, Alberta; and, four (4) full time employees and two (2) part time employees in Montreal, Quebec. Hereafter, the phrase "the Company" will refer to AR Associates, Inc., a Nevada corporation and its subsidiaries and predecessors.

Advertising and Promotion

The convenience and ready access of the Ultra Clear system has become the greatest promotional tool for selling washer fluid and for attracting and maintaining customers. With the objective of developing consumer acceptance and product recognition, Ultra Clear promotes the name and trademarks through local advertising. However, the main and proven method of advertising will be through visible installations on the sites of commercial and retail operations.


Item 2.           Management's Discussion and Analysis or Plan of Operation

From inception through the March 30, 1999, AR Associates, Inc. (the "Company") had not engaged in active operations and was considered a development stage company. On March 30, 1999, the Company acquired Ultra Clear Manufacturing & Distribution, Ltd., a Canadian corporation based in British Columbia, Canada. For more details on this acquisition, see Part I, Item I, Description of Business.

Ultra Clear's operations in the windshield washer fluid industry now constitute the basis of the Company's operations. Ultra Clear is currently operating at a net loss. Some of the reasons Ultra Clear believe have contributed to such performance are market share/fluid volumes in the Western Region which have been static with improvement in recorded losses attributable to price retention and more effective cost control measures. The Eastern Region market share/fluid sales volumes have declined with decreased profitability attributable to declined revenues due to price reduction and increased administrative costs in comparison to revenue reductions.

Management believes the future viability of the Ultra Clear is tied directly to increasing fluid sales. Although the Company believes its products are very competitively priced, product pricing is sensitive and present pricing in both Western and Eastern Regions is considered competitive. Additional capital is required to invest in the expansion of a sales force, (at present Ultra Clear primarily delivers to existing clients without seeking new clients) new markets, and expansion of existing markets.

Funding is sought to facilitate capital improvements to both existing and new markets, provide an operating inventory of fluid and dispensers to support the sales force, and working capital to support short term growth. Management believes the product has been received positively given growing concerns over the environment as a product/system replaces plastic containers filling landfills. Increased volumes will attract increased profits as many costs of doing business remain static.

The Company believes it can increase its profitability by increasing its sales and marketing expenditures beyond currently available levels. Although Ultra Clear's current sales force is successful in its efforts, its industry commands low profit margins which require high volume to attain profitability. Therefore, the Company intends to attempt to seek independent financing to allow it to increase its sales and marketing efforts which it believes will result in increased sales volume and hence, an improvement in profitability. The expansion plans including implementing its marketing program and purchasing capital equipment for production and distribution are estimated to require $1,400,000 and general working capital to implement. However, the Company has not located a source for financing and no assurance can be given that the Company will be able to raise any funds to facilitate its plans for expansion and capital improvement. Additionally, no assurance can be given that even if the Company is successful in obtaining such funding, that the Company's revenues or profitability will increase as a result of such expenditures.

Results of Operations of AR Associates, Inc.

From inception through the March 30, 1999, the Company had not engaged in active operations and was considered a development stage company. The Company's primary goal was to seek a business combination with a viable business entity. On March 30, 1999, the Company acquired Ultra Clear and therefore became involved in the windshield washer fluid industry. Since the Company itself has had no meaningful operations the following financial discussion and comparisons will reflect drastic changes between the Company's previous dormant fiscal years and the most recent fiscal year now that Ultra Clear's operations have been included in the Company's recent financial statements. The following should be read in conjunction audited financial statements attached hereto and incorporated herein by reference.

This is the first six (6) month time period during which AR Associates experienced active operations. Gross revenue, or total sales, for the period was $172,626, an increase of 100% from revenue for the six (6) month period ending June 30, 1998. Administrative costs totaled $164,253, representing an increase of approximately $161,753 from the six (6) month period ending June 30, 1998. For the six (6) month period ending June 30, 1999, the Company experienced a net loss of $50,689, representing an increase of $48,189 over the loss recorded during the same period of 1998. A net loss per share, basic and fully diluted, of $0.008 representing an increase of 0.007 over the loss recorded during the six (6) month period ending June 30, 1998.

For the year ended December 31, 1998, the Company had no gross revenue and general administrative expenses totaling $2,500, representing a decrease of approximately $5,018 from costs for the year ending December 31, 1997. The decrease is primarily attributable to office expenses incurred during the first six months in 1997, which were not incurred during the same period of 1998. For the year ended 1998, the Company realized a net loss of $2,500, which also represents an improvement from the $5,018 net loss recorded for the year ending December 31, 1997. The net loss per share for fiscal 1998, basic and fully diluted, of 0.001 represented a decrease of $0.0007 over the loss realized for fiscal 1997. The increase is additionally attributable to the fact that there were no active operations during that time period.

For the year ended December 31, 1997, the Company had no operations and consequently realized no revenue whatsoever. Administrative costs totaled $7,518, including $5,018 for office expenses and $2,500 for accounting and legal expenses. A net operating loss of $7,518 was therefore realized, resulting in a net loss per share, basic and fully diluted, of $0.002.

Liquidity

Management has invested to establish the distribution structure and the market demand for the Ultra Clear's products and services. The majority of expenditures have been expensed, and management has been able to fund these expenditures through related party loans and private placement share capital. See Part I,
Item 7, Certain Relationships and Related Transactions for more information on such transactions. Operationally, Ultra Clear faces seasonal liquidity pressures. These arise as a demand for fluid and dispensers increase dramatically in the fall. Accordingly, in late summer/early fall, Ultra Clear must purchase sufficient fluid and dispensers to meet the demand. Revenue from fluid sales is received evenly from late fall to early spring. As all fluid materials and dispensers are readily available, no commitments for large volume orders need be made.

Year 2000 Issues

The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "Year 2000" problem is concerned with whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Year 2000 problem is pervasive and complex as virtually every company's computer operation may be affected in some way.

The Company believes that the Year 2000 problem will not pose material operational problems for the Company's existing computer hardware and software. To the Company's knowledge, after investigation, no "imbedded technology" (such as microchips in an electronic control system) of the Company's equipment poses a material Year 2000 problem.

It is possible, however, that Year 2000 problems incurred by the clients of the Company could have a negative impact on future operations and financial performance of the Company, although the Company has not specifically identified any such problems among its clients or suppliers. Furthermore, the Year 2000 problem may impact other entities with which the Company transacts business and the Company cannot predict the effect of the Year 2000 problem on such entities or the resulting effect on the Company. The Company does not plan to have a contingency plan to operate in the event that any non-compliant client or supplier systems that materially impact the Company are not remedied by January 1, 2000. As a result, if preventative and/or corrective actions by the Company or those entities with which the Company does business are not made in a timely manner, the Year 2000 issue could have a material adverse effect on the Company's business, financial condition and results of operations.

Because the Company believes that it has no material internal Year 2000 problems, the Company has not expended and does not expect to expend a significant amount of funds to address Year 2000 issues. It is Company policy to continue to review its suppliers' Year 2000 compliance and require assurance of Year 2000 compliance from new suppliers; however, such monitoring does not involve a significant cost to the Company.

Item 3.           Description of Property

The Company leases all of its facilities and none of its leases individually amount to less than 10% of the total assets of the Company. Therefore, the Company's property consists of personal property and equipment, including, for example, machinery, equipment, vehicles, leasehold improvements, licenses and franchises. For more information on the Company's personal property and equipment, see the financial statements attached hereto in Part F/S.

Leased Facilities

The operation in Calgary is located at 150 Eastlake Boulevard, Alrdrie, Alberta and is leased by Ultra Clear from Supply-Rite Rentals, Ltd. pursuant to a lease agreement executed July 1, 1998. The term of the lease is July 1, 1998 to July 1, 2001, and the basic monthly rent is $1,022.00 during the first year of the Term and an amount equal to 105% of the previous monthly payment for each successive year of the Term. The plant was upgraded in 1996, the equipment is owned and is well maintained.

The operation in Edmonton, located at 15023-118th Avenue, Edmonton, Alberta, is leased by Ultra Clear from Anvilhammer Management Ltd. An Absolute Net Interim Lease executed December 1, 1993. The term of the lease is month to month at a rate of $560.00 per month. The plant is in adequate condition and the equipment is owned with minor maintenance required.

The Abbotsford operation is located at 1013 Coutts Way, Abbotsford , B.C. It is sublet from Summit Sand & Gravel Ltd., an organization whose director, Wayne Lowes, is also a director of the Company. There is no formal lease document in place but the Company pays $1,124.00 in monthly rent, which the Company believes is fair market value. This sublease was entered into on January 15, 1997 and the terms expire December 31, 1999 with an option for a three (3) year renewal. The plant is in good condition, the equipment is owned and is well maintained.

The Montreal operation, located at 574 Boulevard Guimond, Longuell, Quebec, is leased by Ultra Clear from Aurel Borlestear and Natalia Petrescu. This lease was entered into on April 1, 1999. The plant is in good condition and the equipment is owned with minor maintenance required.

Item 4.           Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the stock of the Company as of August 17, 1999, by each shareholder who is known by the Company to beneficially own more than 5% of the outstanding Common Stock, by each director and by all executive officers and directors as a group. The footnotes following the table are relevant for a complete understanding of the Company's ownership structure.

   Title of Class       Name and Address of Beneficial               Amount and Nature of               Percent
                                   Ownership                        Beneficial Ownership(1)             of Class
   ----------------    --------------------------------            -------------------------           ----------
    Common Stock                 Dan Anderson
                                5416 McConnell                              393,940                        6%
                          Terrace , British Columbia
   ----------------    --------------------------------            -------------------------           ----------
    Common Stock                   Matt Bone
                             RR#4 Site 7, Comp 17                           393,940                        6%
                           Terrace, British Columbia
   ----------------    --------------------------------            -------------------------           ----------
    Common Stock               Kenneth L. Freida
                             5150 Overland Avenue                           311,089                        5%
                             Culver City, CA 90230
   ----------------    --------------------------------            -------------------------           ----------
    Common Stock                  Bruce Klyne
                             109-2485 Hilltout St.                          393,940                        6%
                         Abbotsford, British Columbia
   ----------------    --------------------------------            -------------------------           ----------
    Common Stock                 Hal J. Klyne
                               Barrows, Manitoba                            393,940                        6%
   ----------------    --------------------------------            -------------------------           ----------
    Common Stock                  John Newman
                             11040 Granville Ave.                           393,940                        6%
                          Richmond, British Columbia
   ----------------    --------------------------------            -------------------------           ----------
    Common Stock             Wayden Transportation
                                 Systems, Inc.                              511,114                        8%
                               17824 56th Avenue
                           Surrey, British Columbia


                        Executive Officers and Directors


    Common Stock                Richard Van Diest
                                   P.O. Box 38                                  0                           0%
                                 Sumas, WA 98295
   ----------------    --------------------------------            -------------------------           ----------
    Common Stock                   Wayne Lowes
                                17824 56th Avenue                          677,810(2)                     10.7%
                            Surrey, British Columbia
   ----------------    --------------------------------            -------------------------           ----------
    Common Stock                  George Munson
                                17824 56th Avenue                          677,810(3)                     10.7%
                            Surrey, British Columbia
   ----------------    --------------------------------            -------------------------           ----------
    Common Stock       Executive Officers and Directors as                 844,506(4)                     13.3%
                                     a Group
   ----------------    --------------------------------            -------------------------           ----------

(1) The number of shares beneficially owned by the entities above is determined under rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

(2) Wayne Lowes owns 51% of Wayden Transportation Systems, Inc., which owns 511,114 shares of the Company's common stock. As a result of Lowes' ownership of Wayden, he is deemed to beneficially own Wayden's shares. However, Lowes disclaims ownership of shares held by Wayden.

(3) George Munson owns 49% of Wayden Transportation Systems, Inc., which owns 511,114 shares of the Company's common stock. As a result of Munson's ownership of Wayden, he is deemed to beneficially own Wayden's shares. However, Munson disclaims ownership of shares held by Wayden. (4) The total share amount listed as owned by all executive officers and directors as a group includes 166,696 shares owned by George Munson, 166,696 shares owned by Wayne Lowes, and the 511,114 shares owned by Wayden Transportation Systems, Inc. and deemed to be beneficially owned by both Munson and Lowes.


Item 5.           Directors, Executive Officers, Promoters and Control Persons

The Officers and Directors of AR Associates as of August 27, 1999 are as follows:

     Name                               Age      Position

     Richard Van Diest                  45       President, Director,
                                                 Secretary, Treasurer

     Wayne Lowes                        56       Director

     George Munson                      60       Director

Richard Van Diest joined Romberg Construction 1972 where he advanced to become a partner before amicably leaving in 1995 to form Richard Van Diest Construction, Inc., of which he is president and owner. He has been a Director of the Company, and its President, Secretary and Treasurer since March 30, 1999. He is the past President of the Sumas Chamber of Commerce and past Chairman of the Revitalization Committee of the Sumas Chamber of Commerce.

Wayne Lowes is a founding partner of Ultra Clear as well as President and a Director. He is a Director of the Company. For the last 15 years, Lowes has been the President, Director and shareholder of Wayden Transportation Systems Inc., a private tugboat company operating in British Columbia. His business experience makes him familiar with the sales environment in automotive-related services and trucking and distribution networks.

George Munson is a founding partner of Ultra Clear as well as a Director of the Company. For approximately 35 years, Munson has been President and a shareholder of Bear Creek Contracting Ltd. of Terrace, British Columbia, one of the largest logging contractors in northwestern B.C.

On March 17, 1999, holders of a majority of the outstanding Common Stock approved and accepted the resignations by Joan Appleton, Frank McCabe, Tom Garrett and Sergije Gostovic, who had been appointed in expectation of a since failed merger and appointed Rich Van Diest to serve as the Company's sole Director as well as its President, Secretary and Treasurer until his successors were appointed.
These resignations were tendered in January 1998.

On March 25, 1999, all members of the board of directors of the Company appointed Wayne Lowes and Lesley Furnival as Directors of the Company. On April 9, 1999, all members of the board of directors of the Company accepted the resignation of Lesley Furnival as a director of the Company and appointed George Munson as her replacement.

There is no management or similar contract for any of the Directors or Officers of the Company except for Richard Van Diest who by the terms of his employment contract dated August 26, 1999, receives $150 for every hour he devotes to the Company's affairs.

Item 6.  Executive Compensation

The following table provides summary information for the years 1999, 1998, 1997 and 1996 concerning cash and noncash compensation paid or accrued by the Company to or on behalf of the president. No employee of the Company has received compensation in any year in excess of $100,000. All figures expressed are in U.S. dollars.

                                      ------------------------------------------------------------------------------
                                                                   Annual Compensation
                                      ------------------------------------------------------------------------------
          Name and                                                                         Other Annual
     Principal Position        Year        Salary ($)            Bonus ($)               Compensation ($)
---------------------------  --------    --------------         -----------             ------------------
Richard Van Diest, President   1999       $150/hour(1)              -0-                         -0-

---------------------------  --------    --------------         -----------             ------------------
        Frank McCabe         1998-97          - 0-                 - 0-                        - 0-
         President

---------------------------  --------    --------------         -----------             ------------------
        Anne Moxon,            1997           - 0-                 - 0-                        - 0-
         President

---------------------------  --------    --------------         -----------             ------------------
      Raymond Girard,        1997-96          - 0-                 - 0-                         -0-
         President

                                   ------------------------------------------------------------
                                                     Long Term Compensation
                                   ------------------------------------------------------------
                                                       Awards                       Payouts
                                   ------------------------------------------------------------
                                   Restricted Stock     Securities Underlying    LTIP Payouts       All Other
   Name and Principal                 Award(s)($)             Options/                ($)         Compensation
        Position            Year                               SARs(#)                                 ($)
------------------------  -------- -----------------    ---------------------    ------------     -------------
   Richard Van Diest,       1999         - 0-                   - 0-                 - 0-             - 0-
        President

------------------------  -------- -----------------    ---------------------    ------------     -------------
      Frank McCabe,       1998-97        - 0-                   - 0-                 - 0-             - 0-
        President

------------------------  -------- -----------------    ---------------------    ------------     -------------
       Anne Moxon,          1997         - 0-                   - 0-                 - 0-             - 0-
        President

------------------------  -------- -----------------    ---------------------    ------------     -------------
     Raymond Girard,      1997-96        - 0-                   - 0-                 - 0-             - 0-
        President


(1) The Employment Agreement pursuant to which Richard Van Diest is to be compensated by the Company is incorporated by reference and attached hereto as
Exhibit 10(ii)(a). As of August 26, 1999, Richard Van Diest has received no compensation from the Company for his services.

The Directors of the Company have no formal compensation agreement with the Company and will only receive such if the Company becomes able to do so, which cannot be assured.


Item 7.           Certain Relationships and Related Transactions

Wayden Transportation Systems, Inc. ("Wayden") is a large (8%) shareholder of the Company (see Part I, Item 4 for more information on the beneficial ownership of Wayden). Wayden is owned 51% by Wayne Lowes and 49% by George Munson, both of whom are Directors of the Company. Wayden has loaned Ultra Clear a total of $273,816; $91,000 from an unsecured loan from advanced to Ultra Clear on July 6, 1997, and $182,816 from an unsecured loan advanced to the Company in the form of numerous advances over a period of several years.

Brad Aelicks ("Aelicks") is an 8% shareholder in the Company. Aelicks made unsecured loans totaling $45,850 to Ultra Clear over several years, including:
$350 on February 17, 1995;  $24,500 on September  25, 1997;  $17,500 on November
11, 1997; and $3,500 on November 11, 1998. These are non-interest bearing loans without specific terms of repayment.

On June 17, 1992, George Munson and Wayne Lowes each gave Ultra Clear an unsecured loan in the amount of $9,800. These are non-interest bearing loans without specific terms of repayment. Both Munson and Lowes are Directors of the Company and both beneficially own 10.7% of the Company's outstanding common stock. For more information on such ownership, see Part I, Item 4 Security Ownership of Certain Beneficial Owners and Management.


Item 8.           Description of Securities

Holders of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the security holders. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any other securities. The Common Stock has preemptive rights. There are no redemption of sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are duly authorized, fully paid and non-assessable.

Ultra Clear Convertible Debentures.

Ultra Clear has six (6) convertible debentures outstanding with interest accruing annually at the rate of ten percent (10%). The term of each debenture is three and one-half (3 1/2) years ending April 30, 2000. The holder has the option of converting the debenture into shares of Ultra Clear's common stock at a deemed price of CA$0.30/share at its option. The following holders possess debentures with corresponding face values, not including interest accrued since November 1996, totaling CA$347,500.


    Debenture Holder                              Face Amount of Debenture (CA$)

    Bradley T. Aelicks                                        $100,000

    Bradford Cooke                                            $ 25,000

    Stewart Lockwood                                          $ 37,500

    Ken Freida                                                $100,000

    The Stibor Family Trust                                   $ 25,000

    Wayden Transportation Systems, Inc.                       $ 60,000


If all debentures are converted on their maturity date, April 30, 2000, the debentures' value would be approximately CA$485,098, which, at the closing currency exchange rate on August 25, 1999 of CA$1.00 = US$0.67, equals US$325,016. This monetary amount would be converted into 1,618,826 shares of Ultra Clear's common stock. As the Company acquired 5,644,546 shares of Ultra Clear's common stock, or approximately 22% if all debentures were converted, the Company would experience a dilution of its ownership in Ultra Clear from 100% to approximately 78%. Ultra Clear's common stock is not convertible into any of the Company's securities.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

The Company's Common Stock began trading on the OTC Bulletin Board on October 31, 1997 under the symbol "ARSS." The table set forth below lists the range of high and low bids of the Company's Common Stock for each quarter subsequent to the time trading commenced on October 31, 1997 through August 26, 1999. The prices in the table reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.


Fiscal Year     Fiscal Quarter     High Bid Price        Low Bid Price
-----------     --------------     --------------        -------------
2000            First                      $1.50                 $0.10

1999            Fourth                     $4.60                 $0.01

                Third                      $0.01                 $0.01

                Second                     $0.035                $0.01

                First                      $0.02                 $0.02

1998            Fourth                     $0.05                 $0.01

                Third                      $1.07                 $0.035

                Second                     $1.40                 $0.90


On March 25, 1999, the Company filed a Certificate of Amendment to Articles of Incorporation with the Nevada Secretary of State which increased the capitalization of the corporation from 2,000,000 to 100,000,000 shares at $0.001 par value. On March 29, 1999, the Company filed a Certificate of Amendment to Articles of Incorporation with the Nevada Secretary of State which increased the capitalization of the corporation to 200,000,000 shares at $0.001 par value.

Reverse Stock Split

On March 29, 1999, all members of the board of directors of the Company approved and adopted a 1 for 30 reverse stock split of the Common Stock, par value $0.001. On March 31, 1999, holders of a majority of the outstanding Common Stock approved and adopted the 1 for 30 reverse stock split of the Common Stock. The reverse stock split became effective April 12, 1999. Prior to this stock split, there were 190,445,460 shares of Common Stock issued and outstanding, whereas after the stock split 6,348,182 shares were outstanding. The Company issued one full share to any person holding fractional shares as a result of the Reverse Stock Split. The number of shares authorized for issuance remained at 200 million. For more information on the Company's board of directors and controlling shareholders, see "Item 5- Directors, Executive Officers, Promoters and Control Persons" herein.

On October 16, 1995, at a special meeting of the stockholders, a reverse stock split on the basis of 1 for 1.75 was approved decreasing the outstanding shares of common stock from 1,400,000 to 800,000 shares outstanding.

Record Holders

As of August 26, 1999, there were 6,348,182 shares of the Company's Common Stock issued and outstanding, held by approximately 88 record holders. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

Dividends

The Company has not declared any cash dividends since inception and does not anticipate declaring any cash dividends in the near future. There are no restrictions that limit the Company's ability to pay dividends, other than those generally imposed by applicable state law. The future payment of dividends, if any, on the Common Stock is within the discretion of the board of directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors.

Transfer Agent

The Company utilizing Signature Transfer Company, Inc., 14675 Midway Road, Suite 221, Dallas, Texas 75244, as its transfer agent.


Item 2.       Legal Proceedings

The Company is not subject to any pending or threatened legal proceedings.

Item 3.       Changes in and Disagreements with Accountants

Coopers & Lybrand provided audits to financial statements to the Company on April 30, 1993, April 30, 1994, April 30, 1995 and July 31, 1995. Unaudited financial statements for the fiscal years ending July 31, 1996, 1997 and 1998 were provided by Terry Fearn, C.A.

Schwartz Levitsky Feldman L.L.P. ("Schwartz") was retained by the Company to audit the Company's financial statements for the fiscal years ending December 31, 1997 and December 31, 1998. Schwartz also provided interim financial statements for the period of August 1, 1998 to March 31, 1999; August 1, 1998 to April 30, 1999; and audited interim financial statements for the six month period ending June 30, 1997, 1998 and 1999.

Item 4.       Recent Sales of Unregistered Securities

On March 31, 1999, pursuant to Rule 504 under the Securities Act of 1933, 130 million shares of Common Stock were sold to the following 11 entities, each of whom were issued 11,818,182 shares: Dan Anderson, Ian Munson, Villeneuve Freres S.A., Bruce Klyne, Ross Holtem, Dean Porter, Matt Bone, Melinda Newman, John Newman, Rod Benjamin, Hal Klyne. The shares were sold at $0.0076 per share, for a total purchase price of $988,000, which is payable pursuant to terms of a Subscription Agreement Addendum Promissory Note, which is attached hereto as
Exhibit 4(ii)(2) and incorporated by reference. Each promissory note was due and payable in a lump sum on June 29, 1999, and bears interest of 8% over the ninety day term, for a total repayment obligation to the Company of $1,067,049. The notes are unsecured. As of September 3, 1999, none of the promissory note proceeds have been received by the Company, although the Company has received assurances that such funds are immediately forthcoming.

On March 30, 1999, AR Associates acquired 100% of the outstanding equity in Ultra Clear in exchange for 56,445,460 shares of the Company's common stock pursuant to the Stock Exchange Agreement and Plan of Acquisition. This issuance was effected pursuant to Section 4(2) of the Securities Act of 1933. For every outstanding share of Ultra Clear's common stock held by its 39 holders, the Company issued 10 shares of its Common Stock. As a result of this transaction, Ultra Clear became a wholly owned subsidiary of the Company.

Item 5.       Indemnification of Directors and Officers

The Company's Bylaws and certain sections of Nevada Revised Statutes provide for indemnification of the Company's officers and directors in certain situations where they might other personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company. To the extent that indemnification may be related to liability arising under the Securities Act, the Securities and Exchange Commission takes the position that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                         PART F/S - FINANCIAL STATEMENTS

Unless otherwise indicated, the term "Company" refers to AR Associates, Inc. Audited balance sheets of Company as of June 30, 1999 and 1998, and the related audited statements of operations, stockholders' equity and cash flows for the years ended June 30, 1999 and 1998 and from inception on July 10, 1996 through June 30, 1997 and 1999 are attached hereto beginning on Page 72 and incorporated herein by this reference..



                               PART III - EXHIBITS

Exhibits required to be attached hereto are listed in the Index to Exhibits beginning on page 17 of this Form 10-SB, which is incorporated herein by reference.


                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized. this 3rd day of September 1999.




                                       AR Associates, Inc.


                                       /s/ Rich Van Diest
                                       Rich Van Diest
                                       President, Secretary, Treasurer, Director


                                       /s/ George Munson
                                       George Munson
                                       Director


                                       /s/ Wayne Lowes
                                       Wayne Lowes
                                       Director

                               AR ASSOCIATES, INC.

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1997

                          (EXPRESSED IN U. S. DOLLARS)

                               AR ASSOCIATES, INC.

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1997

                           (EXPRESSED IN U.S. DOLLARS)


                                TABLE OF CONTENTS



       Auditors' Report                                                        1

       Balance Sheet                                                           2

       Statement of Operations and Deficit                                     3

       Notes to Financial Statements                                           4

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA










                                AUDITORS' REPORT



       To the Directors of
       AR Associates, Inc.



       We have audited the balance sheet of AR Associates, Inc. as at December 31, 1997 and the statements of operations and deficit for the period from August 1, 1997 to December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

       We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

       In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1997 and the results of its operations and for the period from August 1, 1997 to December 31, 1997 in accordance with generally accepted accounting principles.




       Toronto, Ontario
       May 24, 1999                                        Chartered Accountants





                    1167 Caledonia Road
                    Toronto, Ontario M6A 2X1
                    Tel:  416 785 5353
                    Fax:  416 785 5663


AR ASSOCIATES, INC.
Balance Sheet
As at December 31, 1997
(Expressed In U.S. Dollars)
                                              December 31,            July 31,
                                                      1997                1997

                                                  $                  $
                                     ASSETS
CURRENT ASSETS

   Cash                                              --                    5,018
                                              ============            ==========

                                   LIABILITIES

CURRENT LIABILITIES

   Account payable                                   2,500                  --
   Advances from officers (note 2)                  26,933                26,933
                                              ------------            ----------

                                                    29,433                26,933
                                              ------------            ----------

                            SHAREHOLDERS' DEFICIENCY

CAPITAL STOCK (note 3)                               4,000                 4,000

ADDITIONAL PAID-IN CAPITAL                          56,000                56,000

DEFICIT                                            (89,433)              (81,915)
                                              ------------            ----------

                                                   (29,433)              (21,915)
                                              ------------            ----------

                                                     --                    5,018
                                              ============            ==========






   The accompanying notes are an integral part of these financial statements.

       APPROVED ON BEHALF OF THE BOARD


       _______________________________ Director

       _______________________________ Director

AR ASSOCIATES, INC.
Statement of Operations and Deficit
For the five month period ended December 31, 1997
(Expressed In U.S. Dollars)
                                                    For the            For the
                                                period from        period from
                                                  August 1,         January 1,
                                                    1997 to            1997 to
                                                December 31            July 31
                                                       1997               1997

                                                      $                 $

REVENUE                                                  --                --
                                                ------------       -------------

EXPENSES

    General and administrative                          7,518            10,365
                                                ------------       -------------

NET LOSS                                               (7,518)          (10,365)

Deficit, beginning of period                          (81,915)          (71,550)
                                                ------------       -------------

DEFICIT, END OF PERIOD                                (89,433)          (81,915)
                                                ------------       -------------

NET LOSS PER SHARE - BASIC AND FULLY DILUTED          (0.0019)          (0.0026)
                                                ------------       -------------

AR ASSOCIATES, INC.
Notes to Financial Statements
December 31, 1997
(Expressed In U.S. Dollars)




1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           The company has been inactive since 1994. It has not yet determined its accounting policies.


2.       ADVANCES FROM OFFICERS

           These advances are non-interest bearing with no specific terms of repayment.


       3.  CAPITAL STOCK

           During the period, the company's shareholder approved a 5 to 1 stock split thereby increasing the number of outstanding common shares issued.

                Authorized

                   25,000,000 of common shares at $0.001 par value

                Issued
                                                                              December 31,            July 31,
                                                                                      1997                1997

                                                                                   $  --                $  --

                    4,000,000  Common shares (800,000 in July 31, 1997)              4,000               4,000
                                                                           ===============     ===============

4.       STATEMENT OF CASH FLOWS NOT PROVIDED

           No statement of cash flows has been provided since its inclusion would not provide significant information.


5.       COMPARATIVE FIGURE

           The company's financial statements as of July 31, 1997 were audited by a certified public accountant.


       6.  SUBSEQUENT EVENT

           On March 30, 1999, Ultra Clear Manufacturing and Distributing Ltd., a Canadian corporation based in the province of British Columbia, was acquired by AR Associates Inc. and became a wholly owned subsidiary of the company. 4

                               AR ASSOCIATES, INC.

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                          (EXPRESSED IN U. S. DOLLARS)

                               AR ASSOCIATES, INC.

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                           (EXPRESSED IN U.S. DOLLARS)


                                TABLE OF CONTENTS



       Auditors' Report                                                        1

       Balance Sheet                                                           2

       Statement of Operations and Deficit                                     3

       Notes to Financial Statements                                           4

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA










                                AUDITORS' REPORT



       To the Directors of
       AR Associates, Inc.


       We have audited the balance sheet of AR Associates, Inc. as at December 31, 1998 and the statements of operations and deficit for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

       We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

       In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and the results of its operations for the year then ended in accordance with generally accepted accounting principles.




       Toronto, Ontario
       May 24, 1999                                        Chartered Accountants






                    1167 Caledonia Road
                    Toronto, Ontario M6A 2X1
                    Tel:  416 785 5353
                    Fax:  416 785 5663

AR ASSOCIATES, INC.
Balance Sheet
As at December 31, 1998
(Expressed In U.S. Dollars)
                                                        1998              1997

                                                        $   --          $  --
                                  ASSETS                    --             --
                                                      =========       =========

                                   LIABILITIES

       CURRENT LIABILITIES

                 Accounts payable                         5,000           2,500
                 Advances from officers (note 2)         26,933          26,933


                                                         31,933          29,433
                                                      ---------       ---------

                                                  SHAREHOLDERS' DEFICIENCY

                  CAPITAL STOCK (note 3)                  4,000           4,000

                  ADDITIONAL PAID-IN CAPITAL             56,000          56,000

                  DEFICIT                               (91,933)        (89,433)


                                                        (31,933)        (29,433)
                                                      ---------       ---------

                                                            --             --
                                                      =========       =========





   The accompanying notes are an integral part of these financial statements.



       APPROVED ON BEHALF OF THE BOARD

       ______________________________ Director

       ______________________________ Director

AR ASSOCIATES, INC.
Statement of Operations and Deficit
For the year ended December 31, 1998
(Expressed In U.S. Dollars)
                                                                         For the
                                                                     period from
                                                                       August 1,
                                                                         1997 to
                                                                    December 31,
                                                        1998                1997

                                                     $                  $

  REVENUE                                               --                 --
                                                     -------            -------

  EXPENSES

      General and administrative                       2,500              7,518
                                                     -------            -------

                                                      (2,500)            (7,518)
  NET LOSS

      Deficit, beginning of year                     (89,433)           (81,915)
                                                     -------            -------

  DEFICIT, END OF YEAR                               (91,933)           (89,433)
                                                     =======            =======

  LOSS PER SHARE - BASIC AND FULLY DILUTED           (0.0006)           (0.0019)
                                                     =======            =======

AR ASSOCIATES, INC.
Notes to Financial Statements
December 31, 1998
(Expressed In U.S. Dollars)




1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           The company has been inactive since 1994. It has not yet determined its accounting policies.


2.       ADVANCES FROM OFFICERS

           These advances are non-interest bearing with no specific terms of repayment.


       3.  CAPITAL STOCK

                Authorized

                       25,000,000 of common shares at US$0.001 par value

                Issued

                                                                    1998                1997

                                                                  $  --               $  --

                     4,000,000  Common shares                      4,000               4,000
                                                                  ======              ======


4.       STATEMENT OF CASH FLOWS NOT PROVIDED

           No statement of cash flows has been provided since its inclusion would not provide significant information.


       5.  SUBSEQUENT EVENT

           On March 30, 1999, Ultra Clear Manufacturing and Distributing Ltd., a Canadian corporation based in the province of British Columbia, was acquired by AR Associates Inc. and became a wholly owned subsidiary of the company.


6.       COMPARATIVE FIGURES

           Comparative figures on the statement of operations and deficit for 1997 is for five months period ended December 31, 1997 since the period from January 1, 1997 to July 31, 1997 had been previously reported on by a certified public accountant.

                               AR ASSOCIATES, INC.

                    CONSOLIDATED INTERIM FINANCIAL STATEMENTS

                             JUNE 30, 1999 and 1998

                            (Expressed in US Dollars)

                               AR ASSOCIATES, INC.

                    CONSOLIDATED INTERIM FINANCIAL STATEMENTS

                             JUNE 30, 1999 and 1998

                            (Expressed in US Dollars)





                                TABLE OF CONTENTS


       Auditors' Report                                                        1

       Consolidated Interim Balance Sheets                                     2

       Consolidated Interim Statements of Operations                           3

       Consolidated Interim Statements Of Shareholders' Deficit                4

       Consolidated Interim Statements of Cash Flows                           5

       Notes to Consolidated Interim Financial Statements                 6 - 13


                             SUPPLEMENTARY SCHEDULE

       Consolidated Interim Statements of Cost of Sales                       14

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA










                                AUDITORS' REPORT


       To the Shareholders of
       AR Associates, Inc.


       We have audited the consolidated interim balance sheets of AR Associates, Inc. as at June 30, 1999 and 1998 and the consolidated interim statements of operations, shareholders' deficit and cash flows for each of the six month period ended June 30, 1999, 1998 and 1997. These consolidated interim financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated interim financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated interim financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated interim financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

       In our opinion, these consolidated interim financial statements present fairly, in all material respects, the financial position of the company as at June 30, 1999 and 1998 and the results of its operations and its cash flows for each of the six month period ended June 30, 1999, 1998 and 1997 in accordance with generally accepted accounting principles in the United States.



       Toronto, Ontario
       August 5, 1999                                      Chartered Accountants






                    1167 Caledonia Road
                    Toronto, Ontario M6A 2X1
                    Tel:  416 785 5353
                    Fax:  416 785 5663


AR ASSOCIATES, INC.
Consolidated Interim Balance Sheets
As at June 30
(Expressed in US Dollars)
                                                           1999               1998

                                                          $  --             $  --
                                     ASSETS
CURRENT ASSETS

    Cash ...................................               15,575              --
    Accounts receivable (note 3) ...........               81,075              --
    Inventory (note 4) .....................               57,498              --
    Prepaid expenses .......................                6,476              --
                                                         --------           -------

                                                          160,624              --

CAPITAL ASSETS (note 5) ....................              151,346              --

INTANGIBLE ASSETS (note 6) .................              512,784              --
                                                         --------           -------




















                                                          824,754              --
                                                         ========           =======




       APPROVED ON BEHALF OF THE BOARD

       _______________________________ Director

       _______________________________ Director

AR ASSOCIATES, INC.
Consolidated Interim Balance Sheets
As at June 30
(Expressed in US Dollars)
                                                        1999             1998
                                                        $  --          $   --
                                   LIABILITIES
         CURRENT LIABILITIES

             Accounts payable                           239,159            5,000
             Current portion of long term debt           15,545             --
             Convertible debentures (note 7)            235,593             --
                                                       --------        ---------

                                                        490,297            5,000

         LONG-TERM DEBT (note 8)                          6,477             --

         ADVANCES FROM OFFICERS (n0te 9)                 27,033           26,933

         DUE TO RELATED PARTIES (note 10)               407,394             --
                                                       --------        ---------

                                                        931,201           31,933
                                                       --------        ---------

                              SHAREHOLDERS' DEFICIT

       CAPITAL STOCK (note 11)                            6,348            4,000

       ADDITIONAL PAID IN CAPITAL (note 12)           1,019,057           56,000

       STOCK SUBSCRIPTION RECEIVABLE (note 13)         (988,000)            --

       ACCUMULATED OTHER COMPREHENSIVE LOSS (note 14)    (1,230)            --

       DEFICIT                                         (142,622)         (91,933)
                                                       --------        ---------

                                                       (106,447)         (31,933)
                                                       --------        ---------

                                                        824,754             --
                                                       ========        =========







 The accompany notes are an integral part of these consolidated interim financial statements


AR ASSOCIATES, INC.
Consolidated Interim Statements of Operations
For the period from January 1 to June 30
(Expressed in US Dollars)
                                             For the          For the         For the
                                           six month        six month       six month
                                        period ended     period ended    period ended
                                             June 30,         June 30,        June 30,
                                                 1999             1998            1997
                                           $                $               $

SALES                                         172,626             --              --

COST OF SALES                                  59,062             --              --
                                           ----------       ----------      ----------

GROSS PROFIT                                  113,564             --              --
                                           ----------       ----------      ----------

EXPENSES

    Wages, commissions and benefits            69,010             --              --
    Occupancy cost                             16,455             --              --
    Repairs and maintenance                    11,699             --              --
    Interest and bank charges                  11,387             --              --
    Automobile and trucks                      10,070             --              --
    Office                                      6,974             --             5,018
    Accounting and legal                        6,972            2,500           2,500
    Advertising                                 3,177             --              --
    Freight                                       947             --              --
    Travel and entertainment                      690             --              --
    Loss on disposal of capital assets            141             --              --
    Amortization                               26,731             --              --
                                           ----------       ----------      ----------

                                              164,253            2,500           7,518
                                           ----------       ----------      ----------

NET LOSS                                      (50,689)          (2,500)         (7,518)
                                           ==========       ==========      ==========

NET LOSS PER SHARE - BASIC AND                 (0.008)          (0.001)         (0.002)
       FULLY DILUTED                       ==========       ==========      ==========

WEIGHTED AVERAGE NUMBERS OF SHARES
     OUTSTANDING                            6,348,227*       4,000,000       4,000,000
                                           ==========       ==========      ==========


       * Adjusted for reverse stock split (30:1) on April 9, 1999.


AR ASSOCIATES, INC.
Consolidated Interim Statements of Shareholders' Deficit
For the period from June 30, 1996 to June 30, 1999
(Expressed in US Dollars)


                                                Number of              Additional           Stock
                                                   Common   Capital       Paid-In    Subscription
                                                   Shares     Stock       Capital      Receivable
                                             ------------   -------    ----------    ------------
                                             $              $          $             $
Balance as of June 30, 1996                     4,000,000     4,000        56,000          --
Net loss for the period July 1, 1996 to
   December 31, 1996                                 --        --            --            --
Net loss for the period January 1, 1997 to
   June 30, 1997                                     --        --            --            --


Balance as of June 30, 1997                     4,000,000     4,000        56,000          --

Net loss for the period                              --        --            --            --
                                             ------------   -------    ----------    ------------

Balance as of June 30, 1998                     4,000,000     4,000        56,000          --
Issuance of shares to Ultra Clear
     shareholders                              56,445,460    56,445          --            --

Stock subscription                            130,000,000   130,000       858,000      (988,000)
Cost of issuance of stock subscription               --        --         (79,040)         --
                                             ------------   -------    ----------    ------------

Total before reverse stock split              190,445,460   190,445       834,960      (988,000)
                                             ============   =======    ==========    ============

Total after reverse stock split (30:1)          6,348,227     6,348     1,019,057      (988,000)

Foreign currency translation                         --        --            --            --

Net loss for the period                              --        --            --            --
                                             ------------   -------    ----------    -----------

Balance as of June 30, 1999                     6,348,227     6,348     1,019,057      (988,000)
                                             ============   =======    ==========    ============


AR ASSOCIATES, INC.
Consolidated Interim Statements of Shareholders' Deficit (Continued)
For the period from June 30, 1996 to June 30, 1999
(Expressed in US Dollars)

                                              Accumulated
                                                    Other                       Total
                                            Comprehensive               Shareholders'
                                                     Loss     Deficit         Capital
                                             ------------   ---------   -------------
                                             $              $           $
Balance as of June 30, 1996                          --       (71,550)        (11,550)
Net loss for the period July 1, 1996 to
   December 31, 1996                                 --       (10,365)        (10,365)
Net loss for the period January 1, 1997 to
   June 30, 1997                                     --        (7,518)         (7,518)
                                             ------------   ---------   -------------

Balance as of June 30, 1997                          --       (89,433)        (29,433)

Net loss for the period                              --        (2,500)         (2,500)
                                             ------------   ---------   -------------

Balance as of June 30, 1998                          --       (91,933)        (31,933)
Issuance of shares to Ultra Clear
     shareholders                                    --          --            56,445

Stock subscription                                   --          --              --
Cost of issuance of stock subscription               --          --           (79,040)
                                             ------------   ---------   -------------

Total before reverse stock split                     --       (91,933)        (54,528)
                                             ============   =========   =============

Total after reverse stock split (30:1)               --       (91,933)        (54,528)

Foreign currency translation                       (1,230)       --            (1,230)

Net loss for the period                              --       (50,689)        (50,689)
                                             ------------   ---------   -------------

Balance as of June 30, 1999                        (1,230)   (142,622)       (106,447)
                                             ============   =========   =============



AR ASSOCIATES, INC.
Consolidated Interim Statement of Cash Flows
For the period from January 1 to June 30
(Expressed in US Dollars)
                                                         For the          For the           For the
                                                       six month        six month         six month
                                                    period ended     period ended      period ended
                                                         June 30,         June 30,         June 30,
                                                             1999             1998             1997

                                                        $            $                 $
       CASH FLOWS FROM OPERATING ACTIVITIES

    Net loss                                              (50,689)          (2,500)         (10,365)
    Adjustments to reconcile net loss to net cash
        provided by operating activities
         Amortization                                      26,731             --               --
         Loss on disposal of capital assets                   141             --               --
         Increase in accounts receivable                  (81,075)            --               --
         Increase in prepaid expenses                      (6,476)            --               --
         Increase in inventory                            (57,498)            --               --
         Increase in accounts payable                     234,159            2,500             --
                                                        ---------    -------------     ------------

                                                           65,293             --            (10,365)
                                                        ---------    -------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES

    Acquisition of intangible assets                     (527,282)            --               --
    Acquisition of capital assets                        (163,720)            --               --
                                                        ---------    -------------     ------------

                                                         (691,002)            --               --
                                                        ---------    -------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES

    Acquisition of convertible debentures                 235,593             --               --
    Acquisition of long term debt                          22,022             --             15,150
    Borrowing from officers                                   100             --               --
    Borrowing from related parties                        407,394             --               --
    Issuance of common shares                               2,348             --               --
    Additional paid in capital                            963,057             --               --
    Increase in subscription receivable                  (988,000)            --               --
                                                        ---------    -------------     ------------
                                                          642,514             --             15,150
                                                        ---------    -------------     ------------

EFFECT OF FOREIGN CURRENCY EXCHANGE
    RATE CHANGES                                           (1,230)            --               --
                                                        ---------    -------------     ------------

NET INCREASE IN CASH                                       15,575             --              4,785
    Cash, January 1                                          --               --                233
                                                        ---------    -------------     ------------

CASH, END OF PERIOD                                        15,575             --              5,018
                                                        =========    =============     ============



AR ASSOCIATES, INC.
Notes to Consolidated Interim Financial Statements
June 30, 1999 and 1998
(Expressed in US Dollars)



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           a)   The Company and Basis of Presentation

                AR Associates Inc. ("AR") was incorporated in the State of Nevada, USA on May 1, 1992. The company has been inactive since 1992. On March 26, 1999, there was a private placement for 130,000,000 common shares as described in note 13. On March 30, 1999, AR acquired 100% of Ultra Clear Manufacturing and Distributing Ltd. ("Ultra Clear"), a Canadian corporation based in the province of British Columbia. Ultra Clear is a majority shareholder of Ultra Clair Inc., a Canadian corporation based in the province of Quebec. Ultra Clear and Ultra Clair specialize in the manufacture and distribution of bulk windshield washer fluids, which is delivered directly to vehicle reservoirs via a dispensing system.

                This acquisition was accomplished by the shareholders of Ultra Clear exchanging all of the 5,644,546 outstanding common shares in Ultra Clear for 56,445,460 common shares in AR. There were no preferred shares, warrants and options as of acquisition date.

                The acquisition was accounted for by the purchase method of accounting. The 1999 financial statements present the results of operation for AR for the six months period ended June 30, 1999 and the results of operations for Ultra Clear and Ultra Clair for the period from March 31, 1999 to June 30, 1999. All significant intercompany transactions and accounts have been eliminated.

                The comparative figures reflect the accounts and transactions of AR.

b)       Inventory

                Inventory of raw materials is valued at the lower of cost and replacement cost; inventory of finished goods is valued at the lower of cost and net realizable value. In each case, cost is determined on the first-in, first -out method.

c)       Capital Assets

                Capital assets are recorded at cost and are amortized  either on
                the  declining   balance  or  straight  line  basis  over  their
                estimated useful lives.

d)       Intangible Assets

                Licences and franchises are recorded at cost. Goodwill is the excess of cost over the value of the investment in a subsidiary. These intangibles are amortized on the straight basis over ten years.

                Management reviews identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and, if deemed impaired, measurement and recording of an impairment loss is based on the fair value of the assets.

AR ASSOCIATES, INC.
Notes to Consolidated Interim Financial Statements
June 30, 1999 and 1998
(Expressed in US Dollars)



e)       Foreign Currency Translation

                The translation of the subsidiaries' financial statements from Canadian dollars("CDN $") into United States dollars is performed for the convenience of the reader. Balance sheet accounts are translated using closing exchange rates in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during each reporting period. No representation is made that the Canadian dollar amounts could have been, or could be, converted into United States dollars at the rates on the respective dates or at any other rates. Adjustments resulting from the translation are included in the accumulated comprehensive loss in stockholders' equity.

f)       Use of Estimates

                Management of the company has made a number of estimates and assumptions relating to the reporting assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

g)       Earnings or Loss Per Share

                The Company has adopted SFAS No.128, "Earnings Per Share" which requires that the consolidated financial statements reflect "basic" and "diluted" earning (loss) per share. Basic earning
                (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus common stock equivalents (if dilutive).

h)       Income Taxes

                The Company accounts for income taxes under the asset and liability method as required by SFAS No. 109, Accounting for Income Taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted tax rates applicable to future year to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities. When tax credits are available, they are recognized as reductions of current year's tax expense.

i)       Fair Value of Financial Instruments

                The carrying amounts of financial instruments of the Company, including cash accounts receivable, accounts payable, and convertible debentures approximate fair value because of their short maturity. The fair value of advances to and loans from related parties cannot be readily determined because of the nature of their terms.

AR ASSOCIATES, INC.
Notes to Consolidated Interim Financial Statements
June 30, 1999 and 1998
(Expressed in US Dollars)



2.       ACQUISITION

                The fair value of the net liabilities of Ultra Clear acquired as at the date of acquisition are summarized as follows:

           Assets                                                $       336,276
           Liabilities                                                   780,736
                                                                 ---------------

           Net liabilities                                               444,460

           Purchase Price
                Issuance of common shares                                 56,445
                                                                 ---------------

           Excess of purchase price over value of net
              assets acquired                                    $       500,905
                                                                 ===============

                The excess of purchase price of Ultra Clear over value of net assets acquired is included in goodwill and will be amortized over ten years (see note 6).


3.       ACCOUNTS RECEIVABLE

           Accounts receivable consist of:
                                                        1999                1998

                                                     $  --               $  --

           Trade receivable                           82,798                --
           Less:  Allowance for doubtful accounts     (1,723)               --
                                                     -------             -------

                                                      81,075                --
                                                     =======             =======


4.       INVENTORY
                                                        1999                1998

                                                     $  --               $  --

           Raw materials                              39,314                --
           Finished goods                             18,184                --
                                                     -------             -------

                                                      57,498                --
                                                     =======             =======


AR ASSOCIATES, INC.
Notes to Consolidated Interim Financial Statements
June 30, 1999 and 1998
(Expressed in US Dollars)



       5.  CAPITAL ASSETS

                                               1999                           1998
                                 --------------------------------------   -----------
                                               Accumulated
                                   Cost       Amortization         Net         Net
                                 --------     ------------    ---------   -----------
                                 $             $              $           $

Rolling stock                     104,671         65,941         38,730        --
Machinery and equipment           241,135        169,820         71,315        --
Machinery and equipment on
      consignment                  48,512         38,458         10,054        --
Furniture and fixtures             23,603         14,846          8,757        --
Computer equipment                 15,499          7,833          7,666        --
Vehicles                           89,795         79,229         10,566        --
Leasehold improvements             21,609         17,351          4,258        --
                                 --------     ------------    ---------   -----------

                                  544,824        393,478        151,346        --
                                 ========     ============    =========   ===========

           Amortization for the six months period ended June 30, 1999 amounted to $12,233.

6.       INTANGIBLE ASSETS

                                                      1999                           1998
                                        --------------------------------------   -----------
                                                     Accumulated
                                          Cost       Amortization         Net         Net
                                        --------     ------------    ---------   -----------
Licences and franchises
     British Columbia and Alberta         61,017         42,712         18,305        --
     Saskatchewan and Manitoba            20,339         14,237          6,102        --
Goodwill                                 500,905         12,528        488,377        --
                                        --------     ------------    ---------   -----------

                                         582,261         69,477        512,784        --
                                        ========     ============    =========   ===========

           Amortization for the six months period ended June 30, 1999 amounted to $14,498.

AR ASSOCIATES, INC.
Notes to Consolidated Interim Financial Statements
June 30, 1999 and 1998
(Expressed in US Dollars)



7.       CONVERTIBLE DEBENTURES

                Convertible debentures are secured by certain assets of Ultra Clear, bearing interest at 10% per annum, maturing on April 30, 2000. At the option of the holders, the debentures are convertible to Ultra Clear common shares at a deemed price of $0.20 per share.


8.       LONG-TERM DEBT
                                                                              1999          1998

                                                                               $             $
Loan secured by computer equipment, repayable in monthly
blended payments of $145 at 14.63% per annum, maturing in
September 1999                                                                     480          --

Loan secured by vehicles, repayable in monthly blended
payments of $1,238 at 12.00% per annum, maturing in October
2000                                                                            13,766          --

Bank loan, repayable in monthly payments of $341 plus interest
at prime plus 2.50% per annum, maturing in November 2000                         4,386          --

Bank loan secured by term deposit, repayable in monthly
payment of $833 plus interest at prime plus 1.75% per
annum, maturing in October 1999                                                  3,390          --
                                                                               -------       -------

                                                                                22,022          --

Current portion                                                                 15,545          --
                                                                               -------       -------

                                                                                 6,477          --
                                                                               =======       =======

The portion of long-term debt payable in subsequent years is as follows:

2000                                                                            15,545        15,166
2001                                                                             6,477         6,318
                                                                               -------       -------

                                                                                22,022        35,101
                                                                               =======       =======

AR ASSOCIATES, INC.
Notes to Consolidated Interim Financial Statements
June 30, 1999 and 1998
(Expressed in US Dollars)



9.       ADVANCES FROM OFFICERS

                The advances from officers bear no interest, have no specific terms of repayments and are not expected to be paid prior to May 1, 2001. (The approximate fair value of this liability is $21,000.)

10.      DUE TO RELATED PARTIES
                                                                  1999         1998

                                                                   $            $

Due to related parties consist of the following:

Loan payable, unsecured, bearing interest at the bank's
prime rate plus 1% per annum with no specific terms of
repayment                                                           265,198        --

Loan payable, unsecured, bearing no interest and with no
specific terms of repayment.  (The approximate fair value of
this liability is $108,000.)                                        142,196        --
                                                                   --------     --------

                                                                    407,394        --
                                                                   ========     ========


11.      CAPITAL STOCK

                Authorized

                 200,000,000        Common shares at $0.001 par value

                                                                                      1999               1998

                                                              No. of shares            $                  $
Issued (4,000,000 shares in 1998 )                                2,014,887              2,015              4,000
Subscribed                                                        4,333,340              4,333               --
                                                              -------------           --------            -------

                                                                  6,348,227              6,348              4,000
                                                              =============           ========            =======

           The Board of  Directors  and the holders of a majority of the  outstanding  common stock of AR approved a 30 to 1 reverse stock split on March 29, 1999. The stock split was effective on April 9, 1999 following  statutory  notice  requirements.
           This split did not affect the common share par value or the number of shares authorized for issuance.

AR ASSOCIATES, INC.
Notes to Consolidated Interim Financial Statements
June 30, 1999 and 1998
(Expressed in US Dollars)



       12. ADDITIONAL PAID-IN CAPITAL

                Additional   paid-in  capital  represents  the  excess  of  cash
                consideration received by the company over par value.


       13. STOCK SUBSCRIPTION RECEIVABLE

                On March 26, 1999, there was a private placement for 130,000,000 common shares for $988,000. The funds were not yet received as at the audit report date, August 5, 1999.

                The 8% cost of issuance of this subscription in the amount of $79,040 was charged against additional paid-in capital.


       14. ACCUMULATED OTHER COMPREHENSIVE LOSS

                The Company has adopted SFAS No. 130 "Reporting comprehensive loss" which requires new standards for reporting and display of comprehensive loss and its components in the consolidated financial statements. However it does not affect net income or total shareholders' equity. The components of comprehensive loss are as follows:

                                                                         For the        For the         For the
                                                                       six month      six month       six month
                                                                    period ended   period ended    period ended
                                                                        June 30,        June 30,        June 30,
                                                                           1999            1998            1997
                                                                       $               $               $
                   Net loss                                             (50,689)         (2,500)         (7,518)
                   Other comprehensive income
                        Foreign currency translation adjustments         (1,230)           --              --
                                                                       --------        --------        --------

                   Net comprehensive loss                               (51,919)         (2,500)         (7,518)
                                                                       ========        ========        ========

           The component of accumulated other comprehensive loss follows:

           Foreign currency translation adjustment for the six month period ended
              June 30, 1999                                                                              (1,230)
                                                                                                       ========

AR ASSOCIATES, INC.
Notes to Consolidated Interim Financial Statements
June 30, 1999 and 1998
(Expressed in US Dollars)



15.      RELATED PARTY TRANSACTIONS

           Transactions with related parties:
                                                                For the          For the        For the
                                                              six month        six month      six month
                                                           period ended     period ended   period ended
                                                               June 30,         June 30,       June 30,
                                                                   1999             1998           1997
                                                                    $                $         $


                                          Rent expense               3,185              --         --
                                          Interest expense           9,167              --         --

                The following amounts were due from/to related parties and are included in the following accounts:
                                              1999               1998
                                               $                  $
                Accounts receivable              4,500               --
                Account payable                 50,353               --


       16. SEGMENTED INFORMATION

                No segmented information is presented as the Company operates in Canada only through one segment, which is, manufacture and distribution of bulk windshield washer fluids.


       17. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

                The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect a company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                                                                                                            13
AR ASSOCIATES, INC.
Consolidated Interim Statement of Cost of Sales
For the period from January 1 to June 30
(Expressed in US Dollars)
                                                                 For the            For the           For the
                                                                six month         six month         six month
                                                             period ended      period ended      period ended
                                                                 June 30,          June 30,          June 30,
                                                                     1999              1998              1997
                                                                      $                   $                  $
       COST OF SALES

                            Inventory, beginning of period         55,500             --                --
                            Purchases                              61,770             --                --
                                                             ------------       -----------       -----------

                                                                  117,270             --                --

                                  Inventory, end of period         58,208             --                --
                                                             ------------       -----------       -----------

                                                                   59,062             --                --
                                                             ============       ===========       ===========

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA


August 27, 1999


AR Associates, Inc.
617 Cherry Street
Sumas, Washington 98295
U.S.A


Attention: Rich Van Deist, President


Gentlemen:

This is to confirm that consent is given for the use of June 30, 1999 and 1998 Consolidated Interim Financial Statements and the December 31, 1997 and 1998 year-end Financial Statements in your SEC filing of Form 10-SB.

Yours very truly,

SCHWARTZ LEVITSKY FELDMAN LLP




Per: Ralph Ginzburg, C.A.






                    1167 Caledonia Road
                    Toronto, Ontario M6A 2X1
                    Tel:  416 785 5353
                    Fax:  416 785 5663

                                INDEX TO EXHIBITS

EXHIBIT           PAGE
NO.               NO.      DESCRIPTION

2                 18       Stock  Exchange  Agreement  and  Plan of  Acquisition
                           dated March 30,  1999 by and  between AR  Associates,
                           Inc. and Ultra Clear  Manufacturing  and Distributing
                           Ltd.

2(a)              24       September 30, 1993  Agreement by and between  Jacques
                           Viau and Crystal Green

2(b)              27       October 17,  1996  Agreement  by and between  Jacques
                           Viau and Crystal Green

2(c)              29       January 31,  1997  Agreement  by and  between  Claude
                           Aubin   and  Ultra   Clear   3(i)  31   Articles   of
                           Incorporation of the Company.

3(ii)             34       By-Laws of the Company, as amended.

4(ii)(1)          42       Debentures held by Stewart  Lockwood in the amount of
                           $37,000 and dated November 1, 1996.

4(ii)(2)          51       Subscription  Agreement dated March 31, 1999, selling
                           11,818,182 Common Stock of AR Associates, Inc. for the sum of $0.0076 per share, for a total purchase price of $89,819.00.

10(i)(b)          53       Licensing Agreement

10(i)(b)(1)       63       March 12, 1996 Trademark Registration Certificate for
                           Ultra Clair

10(i)(b)(2)       64       March 12, 1996 Trademark Registration Certificate for
                           Ultra Clear

10(i)(b)(3)       65       March 19, 1996 Trademark Registration Certificate for
                           Ultra Clear

10(ii)(a)         66       Employment  Agreement  by and between AR  Associates,
                           Inc. and Richard Van Diest

21                68       List of Subsidiaries

27                71       Financial Data Schedule